Exhibit 12.1

Wabash National Corporation
Computation of Ratio of Earnings to Fixed Charges

($ in 000's)	2009	2008	2007	2006	2005

Earnings
Pre Tax (Loss) Income	(104,766)	(108,762)	24,688	16,302	74,056
Interest Expense	4,379	4,657	5,755	6,921	6,431
Preferred Stock Dividends	3,320	-	-	-	-
Capital Lease Principal Payments	334	193	-	-	-
Total Earnings	(96,733)	(103,912)	30,443	23,223	80,487

Fixed Charges
Interest Expense	4,379	4,657	5,755	6,921	6,431
Preferred Stock Dividends	3,320	-	-	-	-
Capital Lease Principal Payments	334	193	-	-	-
Total Fixed Charges	8,033	4,850	5,755	6,921	6,431

Fixed Charge Ratio	-	-	5.29	3.36	12.52

For purposes of calculating the ratio of earnings to fixed charges, earnings are defined as pretax income (loss) plus fixed charges.  Fixed charges include interest expense (including amortization of deferred financing costs), preferred stock dividends and principal payments on capital lease obligations.